SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                           For the month of July 2006

                           AIXTRON AKTIENGESELLSCHAFT

                 (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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               Aixtron AG: AIXTRON Receives First Order
               for Merged ALD and AVD(TM) Technologies


    AACHEN, Germany--(BUSINESS WIRE)--July 10, 2006--AIXTRON AG (FSE:
AIX, ISIN DE0005066203; NASDAQ: AIXG), a leading manufacturer of deposition equipment to the global semiconductor industry, today announced that it has received the first system order from a leading Asian memory manufacturer for a combined Genus 300 mm Atomic Layer Deposition (ALD) StrataGem and Atomic Vapor Deposition (AVD(TM)) technologies.
    This order represents a progressive step into next-generation solutions for High-k Dielectrics in DRAM Capacitor sub 45nm high volume production. DRAM technology continues to be a major driver of innovations in process technology and manufacturing equipment for Genus products.
    Installation will start during third quarter 2006; revenues will be booked in the second half of 2006.
    One year after the completion of the AIXTRON - Genus merger, the new entity reaps further significant benefits from its strength in product development.
    ALD and AVD(TM) technologies have already demonstrated that they can overcome many of the limitations of current film deposition techniques. The process modules combining ALD and AVD(TM) technologies will be installed at the customer's purpose-built 300 mm R&D fab, are a driving force into mainstream/HV semiconductor processing.
    The joint development program represents an important step forward in strengthening AIXTRON's position for providing enabling deposition solutions for these emerging semiconductor applications.
    The initial work will focus on:

    -- Evaluation of various high-k dielectrics and metal gate materials for large-scale production purposes

    -- Integration of those materials into high-k gate stacks & advanced DRAM capacitors

    --  Optimization of DRAM and CMOS device structures for Sub-45nm.

    Dr. William W. R. Elder, the Member of AIXTRON's Executive Board responsible for all of AIXTRON's silicon business interests comments:
"Many of Genus" primary customers are major chip manufacturers in the memory (DRAM and FLASH) segment of the semiconductor industry. The process modules are based on a patented process chamber concept and have achieved a leading position for the deposition of tungsten silicide (WSix) and high-k materials, primarily used in memory and capacitor applications.
    With ALD, AVD(TM) technologies and the company's core tungsten silicide CVD platform, we are now able to offer our customers a full and comprehensive portfolio of semiconductor process technologies."

    For further information on AIXTRON AG (FSE: AIX, ISIN
DE0005066203; NASDAQ: AIXG) please consult our website at:
www.aixtron.com.

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate", and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.


Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com


Language:     English
Issuer:       AIXTRON AG
              Kackertstr. 15-17
              52072 Aachen Deutschland
Phone:        +49 (0)241 8909-444
Fax:          +49 (0)241 8909-445
E-mail:       invest@aixtron.com
WWW:          www.aixtron.com
ISIN:         DE0005066203
WKN:          506620
Indices:      TecDAX
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Stuttgart, Munchen,
              Hamburg, Dusseldorf; Foreign Exchange(s) Nasdaq


    CONTACT: Aixtron AG
             Klaus F. Gruendel, 02 41-89 09-444
             k.gruendel@aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: July 10, 2006

                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO